UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant To Section 13 or 15 (d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) — October 26, 2015

ENVESTNET, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34835	20-1409613
(State or other jurisdiction)	(State or other jurisdiction)	(I.R.S. Employer of Incorporation Identification No.)

35 East Wacker Drive, Suite 2400 Chicago, Illinois	60601
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 827-2800

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On October 26, 2015, Yodlee, Inc. (“Yodlee”) filed with the Securities and Exchange Commission (the “SEC”) the following amended and supplemented disclosure which supplements the proxy statement/prospectus, dated October 26, 2015 and contained in the Registration Statement on Form S-4 (No. 333-206863) (the “Form S-4 Registration Statement”) filed by Envestnet, Inc. (“Envestnet”) with the SEC.  The Form S-4 Registration Statement, which should be read in its entirety, is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth below. Capitalized terms used but not defined herein have the meanings set forth in the Form S-4 Registration Statement.

The following supplemental disclosure is added to the end of the sixth full paragraph on page 100 of the Form S-4 Registration Statement in the “Background to the Merger”

The acquisition proposal provided that Mr. Arora and Patrick Hackett, a member of the Yodlee Board, would join the Envestnet board at the closing of the acquisition.

The following supplemental disclosure is added to the end of the seventh full paragraph on page 100 of the Form S-4 Registration Statement in the “Background to the Merger”

Messrs. Arora and Hackett did not discuss the provision that indicated that they would join the Envestnet board at the closing of the acquisition.

The following supplemental disclosure is added to the end of the seventh full paragraph on page 101 of the Form S-4 Registration Statement in the “Background to the Merger”

The revised proposal continued to provide that Messrs. Arora and Hackett would join the Envestnet board at the closing of the acquisition.  The proposal also indicated that Envestnet would be seeking the full retention of Yodlee senior management, with compensation and incentives to be determined.  At or around this time, Mr. Bergman explained to Mr. Arora that in strategic transactions such as the proposed transaction with Yodlee, Envestnet historically retained virtually all employees of its acquired companies and allowed the acquired companies to operate with a fair amount of independence, subject to oversight by Envestnet’s management and Board of Directors.

The following supplemental disclosure is added to the end of the second full paragraph on page 102 of the Form S-4 Registration Statement in the “Background to the Merger”

There were no discussions of the provisions of the proposal with respect to board representation, retention of management or employees, or the post-closing operation of Yodlee at this time.

The following supplemental disclosure is added to the end of the third full paragraph on page 102 of the Form S-4 Registration Statement in the “Background to the Merger”

The revised proposal continued to provide that Messrs. Arora and Hackett would join the Envestnet board at the closing of the acquisition.  The proposal also continued to indicate that Envestnet would be seeking the full retention of Yodlee senior management, with compensation and incentives to be determined.

The following supplemental disclosure is added to the end of the fifth full paragraph on page 102 of the Form S-4 Registration Statement in the “Background to the Merger”

Mr. Hackett indicated to the Yodlee Board that he was not interested in serving as a member of the Envestnet board, because he had too many other commitments.  Mr. Arora indicated that he would be willing to serve on the Envestnet board and continue his employment, subject to agreeing to the terms of employment.  In this context, the Yodlee Board discussed the appropriate timing for Mr. Arora to engage in negotiations over future employment arrangements, and determined that Mr. Arora should refrain from negotiating employment arrangements until all material terms of the acquisition had been agreed upon, in order to avoid any potential conflicts of interest.

The following supplemental disclosure is added after the fifth full paragraph on page 105 of the Form S-4 Registration Statement in the “Background to the Merger”

On August 4, Mr. Bergman informed Mr. Arora that Envestnet was working on a proposal for cash and equity compensation for Mr. Arora and the senior management team of Yodlee.  Mr. Bergman explained that his expectation was that Envestnet would propose that Mr. Arora’s cash would be generally consistent with his current compensation, and that he would receive approximately 100,000 restricted shares of Envestnet.  Over the next few days, Mr. Bergman informed Mr. Arora that Envestnet was still working on an equity compensation proposal, but the proposal was revised to 80,000 restricted shares and then revised again to 80,000 restricted shares and an option to purchase 40,000 shares of Envestnet common stock.  Mr. Arora did not make any counterproposals or engage in any negotiation of these terms during this time.  However, because the Envestnet proposal was evolving, and because securing Mr. Arora’s employment was not a condition of the transaction for either party, Messrs. Arora and Bergman agreed that it was not critical to finalize Mr. Arora’s compensation arrangements or complete an employment agreement prior to the signing of the merger agreement.  They agreed that these discussions would be deferred until after the announcement of the transaction.

The following supplemental disclosure is added to the end of the first full paragraph on page 106 of the Form S-4 Registration Statement in the “Background to the Merger”

Mr. Arora described the status of the discussions of his employment with Envestnet to the Yodlee Board.  The Yodlee Board then met in an executive session to determine the effect of these discussions on the negotiation of the transaction.  The Yodlee Board concluded that these interests were not a conflict that adversely influenced the negotiation of the transaction.

The following supplemental disclosure is added to page 126 of the Form S-4 Registration Statement at the end of the section entitled “The Merger - Interests of Yodlee’s Directors and Executive Officers in the Merger - Arrangements with Envestnet”

In connection with the execution of the merger agreement, Envestnet engaged in discussions with certain of Yodlee’s executive officers about potential roles with the combined company after the effective time of the merger. While Envestnet expects that Yodlee’s current executive officers will remain in their current positions following completion of the merger, at the time of execution of the merger agreement, other than Mr. Arora’s appointment as a director and Vice Chair of the Board of Directors of Envestnet, Envestnet had not entered into any agreements or reached any understandings with any of Yodlee’s executive officers as to their specific roles with Envestnet or Yodlee following completion of the merger or as to what the terms and conditions of any such agreements or arrangements would be.  Any such agreements or arrangements may provide cash-based and/or equity-based retention awards for the benefit of these individuals. At the time of execution of the merger agreement, Envestnet had not agreed to make any such awards.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet has filed a registration statement on Form S-4, containing a proxy statement of Yodlee with the SEC. The final proxy statement/prospectus has been delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Stockholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVESTNET, INC..

	By:	/s/ Pete D’Arrigo
		Name:	Pete D’Arrigo
		Title:	Chief Financial Officer

Date: October 26, 2015